UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67761

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Generational Capital Markets, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3400 N. Central Expwy Ste. 100
(No. and Street)

Richardson	TX	75080
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Don Sterling	214-226-7507	d.sterling@sbcglobal.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brad A. Kinder, CPA
(Name – if individual, state last, first, and middle name)

815 Parker Square	Flower Mound	TX	75028
(Address)	(City)	(State)	(Zip Code)

10/20/2003	643
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brenen Hofstadter _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Generational Capital Markets, Inc. _____, as of 12/31 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SHALINI MURUGESAMOORTHI
Notary Public, State of Texas
Comm. Expires 10-16-2026
Notary ID 134022396

Signature: _____

Title:
President

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☑ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 Parker Square • Flower Mound, TX 75028
972-899-1170

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Generational Capital Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Generational Capital Markets, Inc. as of December 31, 2023, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Generational Capital Markets, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Generational Capital Markets, Inc.'s management. Our responsibility is to express an opinion on Generational Capital Markets, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Generational Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Generational Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of Generational Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA
We have served as Generational Capital Markets, Inc.'s auditor since 2008.

Flower Mound, Texas
March 12, 2024

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Financial Condition
December 31, 2023

ASSETS		
Cash	$	156,543
Federal income tax receivable - Parent		23,893
Other receivable		5,289
Prepaid expenses - Parent		29,775
Prepaid expenses		24,612
TOTAL ASSETS	$	240,112
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	9,428
State income tax payable - Parent		9,300
TOTAL LIABILITIES		18,728
Stockholder's Equity		
Common stock, $.01 par value, 100,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		227,000
Accumulated deficit		(6,616)
TOTAL STOCKHOLDER'S EQUITY		221,384
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	240,112

See notes to financial statements.

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Income
Year Ended December 31, 2023

Revenue

Merger and acquisition services	$ 2,609,965
Interest income	4,795
TOTAL REVENUE	2,614,760

Expenses

Communications	2,465
Compensation and related costs	744,108
Management fees - Parent	1,729,774
Occupancy and equipment - Parent	87,664
Professional fees	98,579
Regulatory fees	35,707
Other expenses	6,192
TOTAL EXPENSES	2,704,489
Net loss before provision for income taxes	(89,729)
Current income taxes - federal benefit	(20,000)
- state expense	5,100
Current income taxes	(14,900)
NET LOSS	$ (74,829)

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2023

	Common Shares Issued	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balances at December 31, 2022	100,000	$ 1,000	$ 227,000	$ 68,213	$ 296,213
Net Loss	-	-	-	(74,829)	(74,829)
Balances at December 31, 2023	100,000	$ 1,000	$ 227,000	$ (6,616)	$ 221,384

See notes to financial statements.

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Cash Flows
Year Ended December 31, 2023

Cash flows from operating activities:

Net Loss	$ (74,829)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities	
Decrease in commissions receivable	65,200
Increase in other receivable	(5,289)
Increase in federal income tax receivable - Parent	(23,893)
Decrease in prepaid expenses - Parent	10,583
Decrease in prepaid expenses	3,639
Decrease in accounts payable	(5,649)
Decrease in accrued commissions	(17,604)
Decrease in management fee payable	(30,507)
Decrease in federal income tax payable - Parent	(11,184)
Increase in state income tax payable - Parent	4,300
Net cash used in operating activities	(85,233)
Net increase in cash	(85,233)
Cash at beginning of year	241,776
Cash at end of year	$ 156,543

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 25
Income taxes - federal	$ 15,077
- state	800
	$ 15,877

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies (continued)**</u>

<u>Revenue Recognition</u>

Revenue from contracts with customers includes fees from merger and acquisition (M&A) services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue is generally recognized at the point in time that performance under the arrangement is completed, the closing date of the transaction. During the year ended December 31, 2023, all merger and acquisition revenue was recognized at the point in time that performance under the arrangement was completed, the closing date of the transaction.

<u>Management Fees - Parent</u>

The Company incurs management fees to its Parent primarily related to the Parent's and other related parties' participation in the Company's merger and acquisition activities. Management fees are discretionary and recorded when the amounts are determined and authorized by the Company.

<u>Income Taxes</u>

The Company is included in the consolidated federal income tax return and combined Texas return with its Parent. The Parent has elected to be taxed as a corporation. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to Parent.

The Company is also subject to various other state income taxes.

Note 2 - <u>**Net Capital Requirements**</u>

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $137,815 which was $132,815 in excess of its required net capital of $5,000. The Company's net capital ratio was .14 to 1.

Note 3 - <u>**Related Party Transactions/Economic Dependency/Concentrations**</u>

The Company is under the control of and economically dependent on its Parent and an affiliate, Generational Equity, LLC (GE). The Company has a concentration of services provided by its Parent and GE. The existence of that control, dependency, and concentration creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and its Parent and the Company and GE were not consummated on terms equivalent to arm's length transactions.

Under an Affiliate Agreement between the Company's Parent and GE, the Company is to provide security related merger and acquisition services to clients of GE, under its own engagement agreements. During 2023, $2,609,965 or 100% of merger and acquisition services revenue was earned as a result of GE client referrals.

The Company and its Parent entered into a Facilities Agreement (Agreement) effective January 2008, and latest amendment was dated January 2023. The Agreement automatically renews for successive one-year terms, unless written notice is given by either party not less than thirty days prior to the expiration of the initial or any subsequent term. The Agreement renewed through 2024. The Parent provides the Company with certain office facilities and services under this Agreement. The Parent may also pay certain expenses on behalf of the Company. The Parent allocates a pro-rata portion of such expenses incurred by Parent on account of the Company. In making such allocation, the Parent equates the proportional cost of each facility or service with the proportional use or benefit derived by the Company, currently 50% of the Parent's costs, excluding travel expenses. The expense allocation may change with the respective use and benefit of facilities or services. Expenses allocated to the Company under this Agreement during 2023, totaled $87,664, of which $63,664 was for office facilities and $24,000 was for office services. The office facilities and office services are included in occupancy and equipment - Parent in the accompanying statement of income. The Company has prepaid its Parent a total of $29,775 at December 31, 2023 of which $14,683 was for office facilities, and $15,092 was for office services.

Note 3 - <u>**Related Party Transactions/Economic Dependency/Concentrations (continued)**</u>

The Company incurred and paid $1,729,774 in management fees during 2023 to its Parent, primarily related to the Parent's and other related parties' participation in the Company's merger and acquisition activities.

Management and registered securities representatives of the Company are also management and employees of the Parent. The Parent provides for all salaries and certain benefits to these dual company employees at no cost to the Company. Compensation and related costs of the Company consisted of commissions, bonuses, 401k matching contributions and payroll taxes for management and registered securities representatives earned as a direct result of the Company's merger and acquisition services revenue.

The Parent acts as common paymaster for the Company. The Company advances the funds required for compensation and related costs to its Parent who then pays the Company's compensation and related costs.

The Company is a participating employer in a 401k plan and a HSA plan offered by GE. For the year ended December 31, 2023, Company 401k matching contributions totaled $3,621. These matching contributions are recorded as compensation and related costs in the accompanying statement of income.

Note 4 - <u>**Income Taxes/Related Party Transactions**</u>

The Parent, filing a consolidated federal income tax return with the Company, allocated the Company's current tax loss. The Company recorded federal income tax benefit of $20,000 related to the Company's allocated federal tax loss and has a federal income tax receivable from its Parent of $23,893 at December 31, 2023.

The Parent, filing a combined Texas return with the Company, allocated the Company's share of Texas state taxes. The Company recorded state income tax expense of $4,300 related to the Company's allocated Texas state tax and has state income tax payable to Parent of $9,300 at December 31, 2023.

The Company files separate state income tax returns in California and Illinois. There was no state income tax payable, and the state income tax expense was $800 related to these states.

Note 5 -   <u>**Concentration of Credit Risk**</u>

The Company has cash held at a Texas bank, totaling $156,543 or approximately 65% of the Company's total assets at December 31, 2023. Cash held was not in excess of the FDIC insurance of $250,000; therefore, there was no credit risk at December 31, 2023. Cash balances fluctuate daily.

Note 6 -   <u>**Contingencies**</u>

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 -   <u>**Subsequent Events**</u>

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through March 12, 2024, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2023.

Schedule I
GENERATIONAL CAPITAL MARKETS, INC.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2023

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 221,384
Deductions and/or charges	
Non-allowable assets:	
Federal income tax receivable - Parent	23,893
Other receivable	5,289
Prepaid expenses - Parent	29,775
Prepaid expenses	24,612
Total non-allowable assets	83,569
Net Capital	$ 137,815
Aggregate indebtedness	
Accounts payable	$ 9,428
State income tax payable - Parent	9,300
Total aggregate indebtedness	$ 18,728
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 132,815
Ratio of aggregate indebtedness to net capital	.14 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2023 as filed by Generational Capital Markets, Inc. on Form X-17A-5. Accordingly, no reconciliation is necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Exemption from Reserve Requirements

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. The Company does not hold customer funds or securities. As a Non-Covered Firm, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not

See accompanying report of independent registered public accounting firm.

11

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Generational Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Generational Capital Markets, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services and/or participating in distributions of securities (other than firm commitment and underwritings) in accordance with the requirements of paragraghs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Generational Capital Markets, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Generational Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
March 12, 2024

12



Generational Capital Markets, Inc.
Exemption Report

Generational Capital Markets, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and/or (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Generational Capital Markets, Inc.

I, Brenen Hofstadter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

March 12, 2024